

PG&E Corporation:
Preparing For the Future

Peter A. Darbee, Chairman, CEO and President
Sanford Bernstein Strategic Decisions Conference
May 30 – June 1, 2007, New York, NY



Cautionary Statement Regarding Forward-Looking Information

This presentation contains forward-looking statements regarding management's guidance for PG&E Corporation's 2007 and 2008 earnings per share from operations, targeted average annual growth rate for earnings per share from operations, anticipated dividend growth, as well as management's projections regarding Pacific Gas and Electric Company's (Utility) capital expenditures, rate base and rate base growth, future electricity resources, and energy efficiency funding levels. These statements are based on current expectations and various assumptions which management believes are reasonable, including that substantial capital investments are made in Utility business over the 2007-2011 period, Utility rate base averages $17 billion in 2007 and $18.7 billion in 2008, that the Utility earns at least its authorized rate of return on equity, and that the Utility's ratemaking capital structure is maintained at 52 percent equity. These statements and assumptions are necessarily subject to various risks and uncertainties, the realization or resolution of which are outside of management's control. Actual results may differ materially. Factors that could cause actual results to differ materially include:

- Utility's ability to timely recover costs through rates;
- the outcome of regulatory proceedings, including ratemaking proceedings pending at the California Public Utilities Commission (CPUC) and the Federal Energy Regulatory Commission;
- the adequacy and price of electricity and natural gas supplies, and the ability of the Utility to manage and respond to the volatility of the electricity and natural gas markets;
- the effect of weather, storms, earthquakes, fires, floods, disease, other natural disasters, explosions, accidents, mechanical breakdowns, acts of terrorism, and other events or hazards that could affect the Utility's facilities and operations, its customers, and third parties on which the Utility relies;
- the potential impacts of climate change on the Utility's electricity and natural gas business;
- changes in customer demand for electricity and natural gas resulting from unanticipated population growth or decline, general economic and financial market conditions, changes in technology including the development of alternative energy sources, or other reasons;
- operating performance of the Utility's Diablo Canyon nuclear generating facilities (Diablo Canyon), the occurrence of unplanned outages at Diablo Canyon, or the temporary or permanent cessation of operations at Diablo Canyon;
- the ability of the Utility to recognize benefits from its initiatives to improve its business processes and customer service;
- the ability of the Utility to timely complete its planned capital investment projects;
- the impact of changes in federal or state laws, or their interpretation, on energy policy and the regulation of utilities and their holding companies;
- the impact of changing wholesale electric or gas market rules, including the California Independent System Operator's new rules to restructure the California wholesale electricity market;
- how the CPUC administers the conditions imposed on PG&E Corporation when it became the Utility's holding company;
- the extent to which PG&E Corporation or the Utility incur costs and liabilities in connection with pending litigation that are not recoverable through rates, from third parties, or through insurance recoveries;
- the ability of PG&E Corporation and/or the Utility to access capital markets and other sources of credit;
- the impact of environmental laws and regulations and the costs of compliance and remediation;
- the effect of municipalization, direct access, community choice aggregation, or other forms of bypass, and
- other risks and factors disclosed in PG&E Corporation's and Pacific Gas and Electric Company's SEC reports.

Key Takeaways From Today's Discussion

- PCG is a core utility holding, delivering strong investment opportunities and low regulatory risk.

- Potential earnings "upsides" in 2008 and beyond are not included in guidance.

- Emerging growth strategies present additional business opportunities.

Agenda For Today

- PG&E Corporation overview

- Regulatory business drivers

- Core investment – focus and strategy

- PCG earnings outlook

- Energy policy and emerging opportunities

Pacific Gas and Electric Company (PG&E)



- $12.5 B in Revenues
- $34.8 B in Assets
- 5.1 MM Electric/4.2 MM Gas Customers
- $18 B+ Market Capitalization

Business Unit	2006 Rate Base ($B)	Regulation
Electric and gas distribution	$10.3	CPUC
Electric generation	$1.8	CPUC
Gas transmission	$1.5	CPUC
Electric transmission	$2.3	FERC
PCG Total Business	$15.9	85% CPUC/15% FERC

PG&E Vision



Our vision — The leading utility in the United States

Our goals — Delighted customers   Energized employees   Rewarded shareholders

Our strategies — Operational excellence   Transformation

Our values — We act with integrity and communicate honestly and openly. We are passionate about meeting our customers' needs and delivering for our shareholders. We are accountable for all of our own actions: these include safety, protecting the environment, and supporting our communities. We work together as a team and are committed to excellence and innovation. We respect each other and celebrate our diversity.

Our Business Strategy

- Competitive customer focus

- Operational excellence

- Regulatory alignment

- Environmental leadership

- Community involvement

A Diverse Leadership Team

Experienced leaders joined the team in 2006:



Bill Morrow
President & Chief Operating Officer
Pacific Gas and Electric Company



Jack Keenan
SVP, Generation & Chief Nuclear Officer
Pacific Gas and Electric Company



Helen Burt
SVP & Chief Customer Officer
Pacific Gas and Electric Company



Hyun Park
SVP & General Counsel
PG&E Corporation

Regulated Business Drivers

- **Statewide Energy Strategy**
  - California Energy Action Plan
  - Renewable Portfolio Standard
  - AB32 Greenhouse Gas Legislation

- **Constructive Regulatory Environment**
  - Decoupling/Balancing Account Treatment
  - Purchased Power and Fuel Costs Pass-Through
  - Pre-Approved CapEx

Core Business Investment Opportunities

- **Electric and gas distribution**

- **Electric transmission**

  - System reliability

  - Growth to reach renewable resources

- **Natural gas transmission and storage**

- **Electric resource requirements**

  - Energy efficiency

  - Renewables

  - Conventional generation

Capital Expenditure Outlook



Capital Expenditures ($MM)

Chart Key
- Common Plant
- Gas Trans.
- Electric Trans.
- Generation
- Distribution

2007: $3,200
2008: $3,200
2009: $2,500
2010: $3,100
2011: $2,200

Rate Base Growth



Average Annual Rate Base ($B)*

Year	Value
2006A	$15.9
2007	$17.0
2008	$18.7
2009	$20.8
2010	$22.3
2011	$23.3

* Projected 2007-2011 rate base is not adjusted for the impact of the carrying cost credit that primarily results from the second series of the Energy Recovery Bonds.   Earnings will be reduced by an amount equal to the deferred tax balance associated with the Energy Recovery Bonds regulatory asset, multiplied by the utility's equity ratio and by its equity return. The carrying cost credit declines to zero when the taxes are fully paid in 2012.

EPS Guidance

EPS from Operations*:   2007 guidance of $2.70-$2.80 per share
2008 guidance of $2.90-$3.00 per share



EPS from Operations*

8%

Guidance Range

*   Reg G reconciliation to GAAP for 2006 EPS from Operations and 2007 and 2008
EPS Guidance available in Appendix and at www.pge-corp.com

EPS Growth – Comparator Group

EPS from operations annual growth targeted to average 8% for 2007 – 2011

Survey of analyst estimates of EPS growth:



Source: Thomson IBIS long-term EPS Growth Consensus Estimate Median May 8, 2007

Potential Earnings Upsides

- Transformation benefits

- Energy efficiency incentives

- Additional transmission and generation investments

California Energy Policy

PG&E's resource investment strategy is aligned with California's <u>Energy Action Plan</u> "preferred loading order":

1. Energy Efficiency

2. Demand Response

3. Renewable Resources

4. Distributed Generation

5. Conventional Resources

California's Success With Energy Efficiency

Over the past 30 years, California per capita energy use has remained relatively flat compared to the 50% increase in U.S. per capita energy use.



Source: California Energy Commission

Changing Legislative Environment for GHG

Recent greenhouse gas legislation:

- California global warming legislation enacted in 2006

- Federal legislation expected in 2 to 4 years

PG&E supports:

- Mandatory market-based approach

- Encouraging early action toward goals before full regulatory implementation

- Recognition of prior actions

- Pursuit of all cost-effective reductions in greenhouse gases

- International cooperation

Relative CO$_2$ Emissions Rates - Generation

2004 CO$_2$ Emissions and Emission Rates*



Source: Innovest

* Comparison companies selected by Innovest. Data include emissions of regulated and unregulated plants. 2004 is the most recent data available.

Industry Leadership and Emerging Growth

PG&E is looking ahead to the future of utility services

- Clean/renewable fuel technologies

- Smart Energy Web

- Plug-in anywhere technologies

- Sustainable Energy Communities

PCG Investment Opportunity Summary

- ## First quartile EPS growth

  - Approved infrastructure investment

- ## Potential upsides

  - Transformation benefits

  - Energy efficiency incentives

  - Additional transmission and generation investment

- ## New Products and Services

  - Diverse management team with a competitive mindset

  - Record of innovation, well-positioned for industry change

Conference Notes



Appendix

Sanford Bernstein Strategic Decisions Conference
May 30 - June 1, 2007



PG&E's Energy Efficiency Programs

- About half of expected load growth will be met by energy efficiency
- PG&E's budget and goals for 2006-2008:
  - Overall energy efficiency budget: $975 million
  - PG&E filed goals: 3,063 GWh; 47 MM therms



GWh Savings: Historic and Target

Demand Response Programs

Demand response impacts expected to double from 2007



MWs — Actual and Projected Capacity Savings from Demand Response Programs

Legend: Existing, New, SmartMeter™ program

Renewable Resource Procurement

Renewable Portfolio Standard target is 20% by 2010

Projected Deliveries Plus Contracts*

Legend:
- ☐ Projected Contracts
- ☐ Under Contract
- ☐ Deliveries

(Bar chart: y-axis "Percentage of Projected Load" from 0 to 25; x-axis years 2006, 2007, 2008, 2009, 2010, 2011)

2006 deliveries comprised of:



Pie chart — 2006 deliveries:
- Small hydro 35%
- Biopower 34%
- Geothermal 20%
- Wind 11%

* 2008 to 2011 estimates are based on forecasted construction schedules and additional contracted resources

New Generation Resources: Utility-Owned & Conventional Power Purchase Agreements

Facility	Size (MW)	Status	Target Operational Date	Estimated Capital Costs
Gateway	530	broken ground	2009	$370 million
Humboldt Bay	163	permitting	2009	$239 million
Colusa	657	permitting	2010	$673 million
Total	1,350			$1,282 million

PPAs Counterparty/Facility	Size (MW)	Target Operational Date	Contract Term (years)
Calpine Hayward	601	2010	10
EIF Firebaugh	399	2009	20
Starwood Firebaugh	118	2009	15
EIF Fresno	196	2009	20
Tierra Energy Hayward	116	2009	20
Total	1,430		

Long-Term Electric Resources

- Energy efficiency expected to meet half of future load growth
- Growth in renewable resources and resources with operating flexibility
- Growth in utility ownership

2007 Projected Sources of Energy
85,500 GWh



* Approximately 13% of total retail sales expected to be eligible renewable resources coming from utility-owned, QFs, Irrigation Districts and other sources.

2012 Projected Sources of Energy
89,900 GWh



* Over 20% of total retail sales expected to be eligible renewable resources coming from utility-owned, QFs, Irrigation Districts, and other sources.

** May include utility-owned resources.

Ratemaking Summary

Ratemaking   =   Projected Test Year
with Attrition adjustments

Rate Base   =   Net Plant (in service)
- deferred taxes from accelerated depreciation
+/- net working capital
(may exclude many balance sheet assets or liabilities)

Balancing
Accounts   =
- Cost of procuring energy
- Sales volume
- Selected other elements of operating costs such as energy conservation programs

Credit Profile

- **Current Ratings**
  - Utility issuer rating: BBB (S&P) and Baa1 (Moody's)
  - Utility unsecured debt: BBB (S&P) and Baa1 (Moody's)

- **Average Utility Metrics (2007-2011)***
  - S&P Business Profile Rating: 5
  - Total Debt to capitalization (EOY): 53.6%
  - Funds from Operations Cash Interest Coverage: 5.1x
  - Funds from Operations to Average Total Debt: 22%

*   Metrics include debt equivalents for long-term power purchase contracts

Dividend Policy

- Objectives:
  - Flexibility
  - Sustainability
  - Comparability
- Payout ratio range of 50% - 70%
- Growth balanced with funding for additional investment opportunities
- Dividend growth is expected to be generally in line with the growth in EPS from Operations

2006 EPS - Reg G Reconciliation

2006

EPS on an Earnings from Operations Basis*	$2.57
Items Impacting Comparability:	
Scheduling Coordinator Cost Recovery	0.21
Environmental Remediation Liability	(0.05)
Recovery of Interest on PX Liability	0.08
Severance Costs	(0.05)
EPS on a GAAP Basis	$2.76

* Earnings per share from operations is a non-GAAP measure. This non-GAAP measure is used because it allows investors to compare the core underlying financial performance from one period to another, exclusive of items that do not reflect the normal course of operations

EPS Guidance - Reg G Reconciliation

2007

	Low	High
EPS Guidance on an Earnings from Operations Basis*	$2.70	$2.80
Estimated Items Impacting Comparability	0.00	0.00
EPS Guidance on a GAAP Basis	$2.70	$2.80

2008

	Low	High
EPS Guidance on an Earnings from Operations Basis*	$2.90	$3.00
Estimated Items Impacting Comparability	0.00	0.00
EPS Guidance on a GAAP Basis	$2.90	$3.00

* Earnings per share from operations is a non-GAAP measure. This non-GAAP measure is used because it allows investors to compare the core underlying financial performance from one period to another, exclusive of items that do not reflect the normal course of operations.